

11016317

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 47032

(handwritten: n/a 3/4)

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2010___ AND ENDING ___12/31/2010___
                                        MM/DD/YY   **MM/DD/YY**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

    ACF INTERNATIONAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    50 CONGRESS STREET, SUITE 6
                                        (No. And Street)

BOSTON,	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Cristina Del Sol   (617) 523-3295
                                        (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

    FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
                                        (Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK		10018
(Address)	(City)	(State)	(Zip Code)

(stamp: SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 23 2011 BRANCH OF REGISTRATIONS AND EXAMINATIONS)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption.   See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____ Cristina Del Sol _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ ACF INTERNATIONAL, INC. _____ , as of

_____ DECEMBER 31, 2010 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

MONICA Y. JOHNSTONE
Notary Public
Massachusetts
Commission Expires Jul 14, 2017

_____
Signature

PRESIDENT /CEO
Title

Monica Johnstone
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
ACF International, Inc.:

We have audited the accompanying statement of financial condition of ACF International, Inc. (the "Company"), as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ACF International, Inc. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 22, 2011

ACF INTERNATIONAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

A S S E T S

Cash and cash equivalents	$ 1,083,528
Due from affiliate	70,563
Furniture, fixtures and equipment (net of accumulated depreciation of $180,047)	49,073
Prepaid expenses	22,982
Other assets	52,016
Total Assets	$ 1,278,162

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

Accrued expenses	$ 39,505
Unamortized lease concession	20,871
Total Liabilities	60,376

Shareholder's Equity:

Common stock, no par value, 200,000 shares authorized, 50,000 shares issued and outstanding	735,042
Additional paid in capital	3,392,223
Accumulated deficit	(2,909,479)
Total Shareholder's Equity	1,217,786
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,278,162

The accompanying notes are an integral part of this financial statement.

NOTE 1.   SIGNIFICANT BUSINESS ACTIVITIES

ACF International, Inc. (the "Company") is registered as a broker dealer in securities with the Securities and Exchange Commission. In this capacity, it executes agency transactions on behalf of its customers and executes principal transactions in securities. The company conducts business primarily with other broker dealers on behalf of its customers. The Company's customers are located primarily in the United States.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker dealer, clearing organization, customer and counterparty with which it conducts business.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2010, there were no customer accounts having debit balances which presented any risks.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Transactions in securities and related commission revenue and expense (if applicable) are recorded on a trade date basis.

Depreciation and amortization are provided for in accordance with accounting principles generally accepted in the United States of America.

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

No investments were held as of December 31, 2010.

NOTE 3.   RELATED PARTY TRANSACTIONS

The Company clears its transactions primarily through its parent company, the sole shareholder of ACF International, Inc.   The parent company is located in Madrid, Spain.

NOTE 4.   OTHER ASSETS

Other assets consist primarily of petty cash and security deposits.

NOTE 5.   NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, therefore, subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. This rule requires that minimum net capital, as defined, shall be the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2010, the Company had net capital of $1,023,152, which exceeded its requirement of $100,000 by $923,152.

NOTE 6.   INCOME TAXES

The Company is subject to corporate taxes for federal and state purposes. A provision for these taxes has been made and is reflected on the statement of operations.

NOTE 7.   COMMITMENTS

During 2008, the Company entered into a renewal lease for office space in Boston that expires in June 2015. The annual lease payments are $42,195. In addition, during 2008, the Company entered into another lease for office space in New York, New York. The lease, which commenced in November, 2008 and expires in February 2014, had a free rent concession period for three months. The annual lease payments at the beginning of this lease were $70,620 per annum with escalations each year. The minimum future lease payments on these leases are as follows:

Year	
2011	$ 117,392
2012	119,645
2013	121,970
2014	52,428
2015	21,098
	$ 432,533

Rent expense, including utilities, was $119,913 for the year ended December 31, 2010.

NOTE 8.   SUBSEQUENT EVENTS NOTE

Subsequent events have been evaluated through February 22, 2011, which the date the financial statements were available to be issued, and no events have been identified which require disclosure.

ACF INTERNATIONAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010